CENTER TELECOM

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

Degtiarny per., 6/2, Moscow, GSP-3, 125993, Russia Phone: +7(095) 209-33-25. Fax: +7 (095) 209-30-07. E-mail: info@centertelecom.ru

ref.№ 08-15/224 date 12.10.2006 pages incl. cover

Securities and Exchange Commission
Office of International Finance,
Corporate Finance Division
450 Fifth Street, N.W.
Washington, D.C.20549, U.S.A.

SUPPL

Dear Sirs!

Pursuant to the Deposit Agreement of September 4, 2001 as revised and amended on December 10, 2001 JSC CenterTelecom submits to the US Securities and Exchange Commission the following public reports and documents required by the Russian Law or otherwise under Rule 12g3-2(b) in accordance with the Exchange Act of 1934.

Attachments:

1. About completion of series 05 bonds placement (English and Russian versions);
2. About definition of interest rate of payment on series 05 bonds (English and Russian versions);
3. About inclusion of series 05 bonds in the list of securities admitted for trades at CJSC «MICEX SE» (English and Russian versions);
4. About payment of coupon on 03 series bonds and its redemption (English and Russian versions – 1 page each);
5. News release about results of financial activities for 1H according to IAS ;
6. Consolidated financial report of OJSC «CenterTelecom» as of June 30, 2006 according to IAS.

[redacted]

Sincerely,

General Director S.V. Pridantsev

12.10.2006 **PRESS RELEASE**

CenterTelecom Reported a 37.1% Growth in 1H 2006 IFRS OIBDA*

MOSCOW, 12 October, 2006 – OJSC CenterTelecom (RTS: ESMO, ESMOP; MICEX: CTLK, CTLKP; U.S. OTC: CRMUY), major provider of fixed-line telecommunications services in the Central Federal District of Russia, today announced its unaudited consolidated financial results for the first six months of 2006 in accordance with International Financial Reporting Standards (IFRS).

- **Consolidated revenue for the first six months of 2006 reached RUR 13,899 million – a year-on-year increase of 2.2%.**
- **OIBDA reached RUR 4,673 million, or an increase of 37.1% versus 1H 2005. OIBDA margin rose to 33.6% from 25.1% a year ago.**
- **Operating profit surged 77.1% to RUR 2,037 million.**
- **The Company's net profit reached RUR 220 million compared to RUR 164 million net loss in 1H 2005.**

CenterTelecom's CEO Sergey Pridantsev commented: *«Considerable improvement in the Company's 1H 2006 operating and financial performance is due not only to the introduction of a new system of interaction between telecom operators but also reflects positive impact of our first steps in improving the Company's management system. Today CenterTelecom's management team faces a challenging task of implementing a comprehensive reform of the Company's commercial, investment, financial and human resources policies aimed at bringing the Company's performance in line with its leading international peers».*

Financial Highlights

RUR million	**1H 2006**	**1H 2005**	***Change y-o-y, %***
Revenue	**13,899**	**13,594**	*2.2%*
Operating expenses	**11,862**	**12,444**	*-4.7%*
Depreciation and amortization	*2,636*	*2,259*	*16.7%*
OIBDA	**4,673**	**3,409**	*37.1%*
Operating profit	**2,037**	**1,150**	*77.1%*
Net profit (loss)	**220**	**(164)**	***Not applicable***
OIBDA margin, %	*33.6%*	*25.1%*	
Operating margin,%	*14.7%*	*8.5%*	
Net margin, %	*1.6%*	*Not applicable*	

* OIBDA is a non-U.S. GAAP and non-IFRS financial measure. The Company defines OIBDA as operating income before depreciation and amortization. We think that OIBDA provides important information to investors since it is an indicator of the performance of the Company's business, including the Company's ability to finance capital expenditures, acquisitions and other investments, as well as its ability to incur and service debt.

Despite the expected decrease in revenues attributable to the introduction of a new system of interaction between telecom operators (please see Revenues Section), in the first half of 2006 revenue rose 2.2% year-on-year and reached RUR 13,899 million due to an increase in regulated tariffs in the fourth quarter of 2005 as well as growing sales of value-added telecom services.

At the same time operating expenses declined by 4.7% to RUR 11,862 million. This decrease is attributable mainly to the introduction of a new system of interaction between operators and improved collection of accounts receivable, which resulted in a decrease in bad and doubtful debt provision. One of the management's priority tasks today is an introduction of strict controls over expenses aimed at further OpEx optimization.

As a result, OIBDA reached RUR 4,673 million – an increase of 37.1% year-on-year. OIBDA margin grew to 33.6% from 25.1%.

Operating profit rose by 77.1% to RUR 2,037 million.

Owing to positive operating profit dynamics, 1H 2006 net profit grew to RUR 220 million compared to a net loss of RUR 164 million in the first half of 2005.

Revenues

CenterTelecom revenues for the first six months of 2006 totaled RUR 13,899 million compared to RUR13,594 million in 1H 2005.

The introduction of a new system of interaction between telecom operators had a major effect on the Company's revenues. Starting 1 January, 2006, CenterTelecom no longer renders domestic (except intrazonal) and international long-distance telephone services. In accordance with the new legislation, such services are rendered exclusively by long-distance telecommunications operators. Local and zonal telecom operators, including CenterTelecom, provide access to subscribers using their networks and render billing services to long-distance telecom operators. They charge long-distance operators an agent fee for such services. Agent fee is reported among revenues from Russian telecom operators.

As a result, the Company no longer reports revenues from long-distance services in its financial results. As previously long-distance revenues represented around 25% of total Company revenue (RUR 3,438 million in 1H 2005), the above changes had a negative effect on 1H 2006 revenue dynamics and volume. At the same time CenterTelecom's revenues from Russian telecom operators rose by RUR 2,388 million to RUR 3,324 million in 1H 2006.

Despite this, the Company succeeded in maintaining positive revenue dynamics and in securing revenue growth of 2.2% year-on-year.

Revenues from local telephone calls in 1H 2006 reached RUR 6,680 million, an increase of 15.7% compared RUR 5,773 million in 1H 2005.

Revenues from new services (hereinafter – "value-added telecom services" or "VAS", including Internet, data transmission, etc.) rose considerably — by 47,0% — reaching RUR 1,161 million compared to RUR 790 million in 1H 2005. Therefore share of VAS in total revenue reached 8.4% versus 5.8% for the first six months of 2005. This growth is attributable to the implementation of a new marketing policy aimed at attracting new corporate clients and promoting broadband Internet services under the DOMOLINK brand.

Revenue Structure (RUR million)

Revenues	1H 2006	1H 2005	*Change y-o-y, %*
Local telephone calls	6,680	5,773	*15.7%*
Services for Russian operators	3,324	936	*255.1%*
Zonal telephone calls	1,158	1,018	*13.8%*
New services (Value-added services)	1,161	790	*47.0%*
Rent of the telephone channels	159	138	*15.2%*
Long-distance calls	0	3,438	*Not applicable*
Other telecom services	1,050	1,089	*-3.6%*
Other revenue	367	412	*-10.9%*
Total	**13,899**	**13,594**	***2.2%***

Operating Expenses

CenterTelecom operating expenses totaled RUR 11,862 million in 1H 2006 – a decrease of 4.7% versus 1H 2005. The decline is primarily due to the introduction of the new system of interaction between operators and partial recovery of doubtful debts.

Staff costs reached RUR 5,097 million, growing 7.9% year-on-year due to wages indexation in line with inflation as well as to compensation payments related to staff reductions. The management has started working actively on the Company's headcount optimization – already in 1H 2006 total number of employees was reduced by 7.1% - from 65,208 people on 01 January, 2006 to 60,546 people as of 30 June, 2006).

Payments to telecommunications operators for interconnection in 1H 2006 totaled RUR 596 million, declining by RUR 1,366 million or 69.9% versus 1H 2005. This reduction is explained by the fact that CenterTelecom no longer renders long-distance services to its subscribers (as described above) and consequently does not pay to long-distance operators for traffic transmission.

Partial recovery of doubtful debts resulted in a reduction of bad debt provision in the amount of RUR 86 million reported as a profit compared to a RUR 260 million bad debt expense in 1H 2005. Partial bad debt recovery is a result of the management's activities aimed at raising efficiency of the Company's client business and improving collection of receivables.

Other operating expenses amounted to RUR 1,842 million – an increase of 14.3% year-on-year. As noted above, the management considers optimization of operating expenses by means of headcount optimization and G&A reduction one of its priority tasks.

OIBDA increased 37.1% to RUR 4,673 million. OIBDA margin rose from 25.1% to 33.6%.

Depreciation and amortization grew owing to the implementation of the Company's investment program and fixed assets commissioning. In 1H 2006 depreciation rose 16.7% reaching RUR 2,636 million compared to RUR 2,259 million in 1H 2005.

Growth in the Company's operating profit for the first six months of 2006 reached 77.1%. Operating revenue totaled RUR 2,037 million.

Operating Expenses Structure (RUR million)

Operating expenses	**1H 2006**	**1H 2005**	***Change y-o-y, %***
Wages, salaries, other benefits and payroll taxes	5,097	4,723	*7.9%*
Depreciation and amortization	2,636	2,259	*16.7%*
Materials, repairs and maintenance, utilities	1,365	1,303	*4.8%*
Interconnection charges (payments to telecom operators)	596	1,962	*-69.6%*
Taxes other than income tax	430	382	*12.6%*
Provision for impairment of receivables (bad debt expense (profit)	(86)	260	*Not applicable*
Gain (Loss) on disposal of PP&E	(18)	(54)	*-66.7%*
Other operating expenses including	1,842	1,611	*14.3%*
Lease of premises, etc.	*268*	*215*	*24.7%*
Payments to the Universal Service Fund	*119*	*47*	*153.2%*
Insurance	*104*	*106*	*-1.9%*
Total	**11,862**	**12,444**	***-4.7%***

Non-Operating Profit (Loss)

Net interest expense was the key non-operating item, reaching RUR 1,371 million in 1H 2006. It practically did not change compared to the same period of the last year. High level of interest expense is a consequence of a substantial debt burden and high interest rates on debts incurred earlier. A new financial strategy developed by CenterTelecom management is particularly aimed at optimization of the Company's debt and reduction of its servicing cost.

Net Profit

Due to positive dynamics of operating profit and lack of growth in interest expense the Company's net profit in 1H 2006 reached RUR 220 million versus net loss of RUR 164 million in 1H 2005.

For further details please contact:
Yana Lavrentyeva, Head of PR and IR Department
+7 495 793 2486
ir@centertelecom.ru

Full version of CenterTelecom consolidated financial statements for the six months ended June 30, 2006 is available on the Company's corporate website at
http://www.centertelecom.ru/eng/investor/finratings/mfco/interim/

APPENDIX 1

CenterTelecom
Condensed consolidate balance sheets
as of June 30, 2006 and December 31, 2005 in RUR mln

	June 30, 2006	December 31, 2005	*Change y-o-y, %*
ASSETS			
Non-current assets	**35,100**	**35,597**	***-1.4%***
Property, plant and equipment, net	29,385	30,177	*-2.6%*
Current assets	**5,623**	**5,025**	***11.9%***
Accounts receivable, net	2,612	1,877	*39.2%*
Cash and cash equivalents	882	995	*-11.4%*
TOTAL ASSETS	**40,723**	**40,622**	***0.2%***
EQUITY AND LIABILITIES			
Equity	**11,329**	**11,282**	***0.4%***
Minority interest	**18**	**14**	***28.6%***
Non-current liabilities	***8,636***	***10,131***	***-14.8%***
Long-term borrowings	4,768	6,825	*-30.1%*
Long-term finance lease obligations	1,975	1,562	*26.4%*
Current liabilities	***20,740***	***19,195***	***8.0%***
Current portion of long-term borrowings	12,271	12,570	*-2.4%*
Accounts payable, accrued expenses and advances received	3,079	2,278	*35.2%*
Short-term borrowings	2,316	2,264	*2.3%*
Current portion of long-term finance lease obligations	1,169	743	*57.3%*
Total liabilities	**29,376**	**29,326**	***0.2%***
TOTAL EQUITY AND LIABILITIES	**40,723**	**40,622**	***0.3%***
Net debt [1]	**18,473**	**20,664**	***-10.6%***

[1] Net debt is calculated as the sum of short-term and long-term borrowings less cash and cash equivalents

APPENDIX 2

CenterTelecom
Consolidated Profit and Loss Statements
for the 6 months 2006 and 6 months 2005 in RUR mln

	6 months 2006	6 months 2005	*Change y-o-y, %*
Revenues	**13,899**	**13,594**	***2.2%***
Wages, salaries, other benefits and payroll taxes	(5,097)	(4,723)	*7.9%*
Materials, repairs and maintenance, utilities	(1,365)	(1,303)	*4.8%*
Taxes other than income tax	(430)	(382)	*12.6%*
Interconnection charges	(596)	(1 962)	*-69.6%*
Provision for impairment of receivables	86	(260)	*Not applicable*
Gain (Loss) on disposal of property, plant, and equipment	18	54	*-66.7%*
Other operating expenses	(1,842)	(1,611)	*14.3%*
Total operating expenses before depreciation and amortization	**(9,226)**	**(10,185)**	***-9.4%***
OIBDA	**4,673**	**3,409**	***37.1%***
OIBDA margin	***33,6%***	***25,7%***	
Depreciation and amortization	(2,636)	(2,259)	*16.7%*
Total operating expenses	**(11,862)**	**(12,444)**	***-4.7%***
Operating profit	**2,037**	**1,150**	***77.1%***
Operating margin	**14,7%**	**8,5%**	
Interest expense, net	(1,371)	(1,354)	*1.3%*
Total non-operating expenses	**(1,318)**	**(1,280)**	***3.0%***
Profit (Loss) before income tax	**719**	**(130)**	*Not applicable*
Profit (Loss) for the reporting period	**220**	**(164)**	*Not applicable*

***

Important Disclaimers

These reports are unaudited consolidated financial statements of JSC CenterTelecom. No procedures of audit, review or other similar procedures will be performed in respect of these statements.

In preparing these unaudited consolidated financial statements, JSC CenterTelecom used less procedures than could have been used in preparing annual consolidated financial statements. In this context, JSC CenterTelecom has used some assumptions, including those concerning the fair value of assets and liabilities of acquired subsidiaries and dependent companies, the value of pension provision liabilities, deferred income, fixed assets depreciation reserves, inventory holdings and accounts receivable. The actual figures of the financial reporting for the year that expired on 31st December 2006 may differ from the figures of these financial statements, as there might have been some adjustments of the information on assumptions used by the Company and some other new information might have appeared.

***

Some statements of this news release are "forward-looking statements" and influenced by the risks, uncertainty factor and other factors, and as a result of this influence actual results may appreciably differ from the results mentioned in the news release.

The Company bears no obligation to disclose publicly any update related to the news release either to reflect the events or circumstances, which will take place after the date of this news release, or to point out unforeseen events, except for the cases, when such disclosure shall be demanded pursuant to the US Federal laws on securities.

***

On 1 Jan., 2006 a number of legal acts regulating the activities of telecommunications operators in Russia came into effect. This required implementing considerable changes to the system of interaction between telecommunications operators as well as between the operators and their customers. As a result of changes in the industry's legislation, technical, economic and organizational models of interaction between operators as well as between operators and customers changed substantially.

From 1 Jan., 2006, only Rostelecom and other operators awarded relevant licenses may render long distance telecommunications services to subscribers. Using its local and zonal network CenterTelecom provides to Rostelecom and other long-distance operators services of initiation and termination of long-distance calls and also acts as an agent on behalf of long-distance operators, i.e. informs customers of tariff changes, submits invoices for rendered telecommunications services, collects payments and recovers debts for telecommunications services.

Additionally, CenterTelecom and Rostelecom have signed an agent agreement whereby CenterTelecom acts on behalf of Rostelecom in order to conclude contracts on provision of long-distance telecommunications services with corporate clients and with operators connected to the CenterTelecom network. On the basis of such contracts, such operators will also act as Rostelecom's agents for third parties.

***

OJSC «CenterTelecom» is the largest fixed-line telecommunications company operating in the Central Federal District, where more than 20% of the Russian population lives. The Company provides its customers with wide range of telecommunications services, including local and intrazonal telephone calls, high speed Internet access via xDSL technology, data transmission, wireline and on-air radio broadcasting, cable TV broadcasting. The Company also provides interconnection and traffic transmission services to other telecom operators. CenterTelecom actively develops broadband multiservice backbone network and customer access networks on the basis of cutting-edge telecommunication technologies.

The company's shares are traded on RTS (ESMO, ESMOP) and MICEX (CTLK, CTLKP). Its Level 1 ADRs are traded on the US OTC market (CRMUY), and the Berlin (CRMUy.BE) and Frankfurt (CRMUy.F) Stock Exchanges

Joint Stock Company
Central Telecommunication Company

Unaudited
Consolidated Financial Statements

For the 6 months ended June 30, 2006

Contents

JSC CenterTelecom

Unaudited Consolidated Balance Sheet

As of June 30, 2006

(in thousands of roubles)

	Note	30 June 2006	31 December 2005
ASSETS			
Non–current assets			
Property, plant and equipment, net	3	29,385,495	30,176,743
Intangible assets and goodwill, net	4	4,363,239	4,096,394
Investments in associates	6	15,811	20,081
Long–term investments	7	26,713	25,621
Long–term accounts receivable and other assets	8	130,724	221,546
Long–term advances given		964,400	951,182
Deferred income tax asset		214,003	105,787
Total non–current assets		35,100,385	35,597,354
Current assets			
Inventories, net	9	483,652	513,628
Accounts receivable, net	10	2,612,497	1,877,457
Other current assets	11	1,122,015	1,556,475
Income tax prepaid		522,471	82,877
Cash and cash equivalents	12	882,059	994,627
Total current assets		5,622,694	5,025,064
TOTAL ASSETS		40,723,079	40,622,418
EQUITY AND LIABILITIES			
Equity attributable to equity holders of the parent			
Share capital	13	6,900,165	6,900,165
Treasury shares		(2,808)	(2,808)
Retained earnings		4,431,169	4,384,797
Total equity attributable to equity holders of the parent		11,328,526	11,282,154
Minority interest		18,868	14,366
Total equity		11,347,394	11,296,520
Non–current liabilities			
Long–term borrowings	14	4,768,483	6,824,529
Long–term finance lease obligations	15	1,975,417	1,562,302
Pension Liabilities		1,031,671	850,420
Deferred revenue		808,602	833,884
Long–term Income tax payable		1,767	10,604
Long–term other tax payable		2,435	14,589
Other long–term liability		47,036	34,398
Total non–current liabilities		8,635,411	10,130,726
Current liabilities			
Accounts payable, accrued expenses and advances received	16	3,079,165	2,277,667
Payables to Rostelecom		885,634	190,533
Income tax payable		4,765	42,739
Other taxes payable	17	836,375	1,098,858
Dividends payable		178,286	8,273
Short–term borrowings	14	2,316,122	2,263,764
Current portion of long–term borrowings	14	12,271,003	12,570,338
Current portion of long–term finance lease obligations	15	1,168,924	743,000
Total current liabilities		20,740,274	19,195,172
Total liabilities		29,375,685	29,325,898
TOTAL EQUITY AND LIABILITIES		40,723,079	40,622,418

The accompanying notes form an integral part of these unaudited consolidated financial statements.

Unaudited Consolidated Statement of Operations
for the 6 months ended June 30, 2006

(in thousands of roubles)

	Note	6 months ended June 30, 2006	6 months ended June 30, 2005
Revenues	18	13,899,494	13,594,312
Wages, salaries, other benefits and payroll taxes		(5,097,261)	(4,722,769)
Depreciation and amortization		(2,635,635)	(2,258,844)
Materials, repairs and maintenance, utilities		(1,365,240)	(1,302,833)
Taxes other than income tax		(430,264)	(381,893)
Interconnection charges		(596,151)	(1,961,829)
Provision for impairment of receivables		86,398	(259,791)
Gain (Loss) on disposal of property, plant, and equipment		17,641	54,431
Other operating expenses	19	(1,841,627)	(1,610,656)
Operating profit		2,037,355	1,150,128
Share of result of associates		(140)	2,226
Interest expense, net	20	(1,370,515)	(1,354,047)
Gain from Investments		20,650	1,338
Foreign exchange gain, net		31,252	69,902
Profit before income tax		718,602	(130,453)
Income tax expense		(494,309)	(35,054)
Profit (Loss) for the reporting period		224,293	(165,507)
Attributable to:			
Equity holders of the parent		219,610	(163,879)
Minority interests		4,683	(1,628)
Profit (Loss) for the reporting period		224,293	(165,507)
Profit (Loss) per share			
- basic and diluted, for loss for the year attributable to equity holders of the parent		0.107	(0.079)

The accompanying notes form an integral part of these unaudited consolidated financial statements.

1. General

Authorization of Accounts

The unaudited Consolidated Financial Statements of JSC CenterTelecom ("Company") and its subsidiaries (jointly referred to as the "Group") have been prepared for the six months ended June30, 2006.

Principles of preparing the unaudited Consolidated Financial Statements

The financial statements of JSC CenterTelecom for the first half of 2006 according to IFRS are presented as the balance sheet, profit and loss report and notes to the financial statements. These statements do not contain all disclosures required according to IFRS, however, the details supplied are sufficient to obtain an idea of the financial standing and the results of the Company's activities for the period.

These reports are the unaudited Consolidated Financial Statements of JSC CenterTelecom. No procedures of audit, review or other similar procedures will be performed in respect of these statements.

In preparing these unaudited Consolidated Financial Statements, JSC CenterTelecom carried out procedures to a lesser extent than would have been used in preparing annual Consolidated Financial Statements. In this context, JSC CenterTelecom has applied some assumptions, including those concerning the fair value of assets and liabilities of acquired subsidiaries and dependent companies, the value of pension provision liabilities, deferred income, fixed assets depreciation reserves, inventory holdings and accounts receivable. The actual figures of the financial reporting for the year that expires on 31st December 2006 may differ from the figures in these financial statements, as there might have been some adjustments of the information on assumptions used by the Company and some other new information might have appeared.

The content of the notes to the unaudited Consolidated Financial Statements of JSC CenterTelecom do not disclose fully all the information, the disclosure of which is required for compliance with International Financial Reporting Standards.

The content of the notes to the annual Consolidated Financial Statements of JSC CenterTelecom may disclose information in greater detail than disclosed in these unaudited Consolidated Financial Statements of JSC CenterTelecom.

(in thousands of roubles)

1. Adjustments to the Statement of Operations for the first six months of 2005 made to facilitate comparability of data.

In 2005 the Company determined and presented its obligations existing under the defined benefit plans in accordance with IAS 19, "Employee Benefits". Pension liabilities are reported in 1H 2006 financial statements, so comparable data was adjusted in the Statement of Operations for the first six months of 2005.

Consolidated Statement of Operations	After reclassifications	Effect of adjustments	As restated	Description of adjustments
Wages, salaries, other benefits and payroll taxes	(4,429,514)	(142,500)	(4,722,769)	Accrual of pension liabilities
		(150,755)		Charges for unused annual leave
Operating profit	1,443,383	(293,255)	1,150,128	Cumulative effect
Interest expense, net	(1,434,662)	80,615	(1,354,047)	Capitalization of interest relating to Oracle software (see Note 4)
Profit (Loss) before income tax	82,187	(212,640)	(130,453)	Cumulative effect
Income tax expense	(51,888)	16,834	(35,054)	Cumulative effect on deferred tax
Profit (Loss) for the reporting period	30,299	(195,806)	(165,507)	Cumulative effect

After adjustments, the Company's net loss for the first six months of 2006 amounted to 165,507 (versus a pre-adjustments net profit in the amount of 30,299).

(in thousands of roubles)

3. Property, Plant and Equipment, net

	Land, buildings and constructions	Switches and transmission devices	Vehicles and other	Construction in progress and equipment for installation	Total
Cost					
At December 31, 2004	13,491,230	16,506,692	4,127,872	3,474,434	37,600,228
Additions	–	(25,237)	–	5,018,527	4,993,290
Additions due to acquisition of subsidiaries	90,279	15,189	108,119	38,561	252,148
Disposals	(114,696)	(110,310)	(133,151)	(42,541)	(400,698)
Disposals due to sale of subsidiaries	–	–	(3,173)	–	(3,173)
Transfers	2,469,534	3,289,824	574,196	(6,333,554)	–
Reclassification	26,126	(42,382)	16,256	–	–
At December 31, 2005	15,962,473	19,633,776	4,690,119	2,155,427	42,441,795
Additions				2,001,385	2,001,385
Disposals	(3,714)	(283,205)	(37,427)	(4,970)	(329,316)
Transfers	166,843	1,701,000	88,830	(1,956,673)	–
Reclassification	4,082	(119,468)	115,386	–	–
At June 30, 2006	16,129,684	20,932,103	4,856,908	2,195,169	44,113,864
Accumulated Depreciation					
At December 31, 2004.	(1,480,639)	(4,246,639)	(1,864,378)	–	(7,591,656)
Charge for the year	(1,262,649)	(3,045,464)	(485,171)	–	(4,793,284)
Charge due to acquisition of subsidiaries	(33,326)	(14,162)	(57,200)	–	(104,688)
Disposals	85,420	92,662	46,494	–	224,576
Reclassification	(9,466)	11,500	(2,034)		
At December 31, 2005	(2,700,660)	(7,202,103)	(2,362,289)	–	(12,265,052)
Charge for the year	(707,669)	(1,451,262)	(441,977)	–	(2,600,908)
Disposals	12,459	99,958	25,174	–	137,591
Reclassification	3,932	44,985	(48,917)	–	–
At June 30, 2006	(3,391,938)	(8,508,422)	(2,828,009)	–	(14,728,369)
Net book value as of December 31, 2004	12,010,591	12,260,053	2,263,494	3,474,434	30,008,572
Net book value as of December 31, 2005	13,261,813	12,431,673	2,327,830	2,155,427	30,176,743
Net book value as of June 30, 2006	12,737,746	12,423,681	2,028,899	2,195,169	29,385,495

(in thousands of roubles)

3. Property, Plant and Equipment, net (continued)

The net book value of plant and equipment held under finance leases at June 30, 2006 and December 31, 2005 amounted to:

	30 June 2006	31 December 2005
Land, buildings and construction	**2,431**	1,913
Switches and transmission devices	**3,228,908**	2,443,448
Construction in progress and equipment for installation	**177,965**	168,906
Vehicles and other	**1,278,961**	933,272
Total net book value of plant and equipment held under finance leases	**4,688,265**	**3,547,539**

Leased assets are pledged as security for the related finance lease obligations.

Increase in value of fixed assets acquired under leasing arrangements is attributable to the receipt of equipment in accordance with agreements concluded in 2006 with VTB-Leasing OJSC and Petroleasing Management CJSC for three years in the total amount of 1,597,283.

4. Intangible Assets

	Goodwill	Licenses	Software	Total
Cost				
At December 31, 2004	1,207,063	17,002	2,272,258	3,496,323
Additions	–	9,530	650,863	660,393
Additions due to acquisition of subsidiaries	70,863	–	54	70,917
Disposals	–	–	(452)	(452)
At December 31, 2005	**1,277,926**	**26,532**	**2,922,723**	**4,227,181**
Additions		3,502	298,090	301,592
Disposals			(27)	(27)
At June 30, 2006	**1,277,926**	**30,034**	**3,220,786**	**4,528,746**
Impairment				
At December 31, 2005	**(2,088)**	–	–	**(2,088)**
Accrued provision	-	–	–	-
At June 30, 2006	**(2,088)**	–	–	**(2,088)**
Accumulated amortization				
At December 31, 2004	–	(5,470)	(68,747)	(74,217)
Charge for the year	–	(4,353)	(50,324)	(54,677)
Charge due to acquisition of subsidiaries		-	(8)	(8)
Disposals	–	–	203	203
At December 31, 2005	–	**(9,823)**	**(118,876)**	**(128,699)**
Charge for the year	–	(2,741)	(31,986)	(34,727)
Disposals	–		7	7
At June 30, 2006	–	**(12,564)**	**(150,855)**	**(163,419)**
Net book value as of December 31, 2004	**1,207,063**	**11,532**	**2,203,511**	**3,422,106**
Net book value as of December 31, 2005	**1,275,838**	**16,709**	**2,803,847**	**4,096,394**
Net book value as of June 30, 2006	**1,275,838**	**17,470**	**3,069,931**	**4,363,239**

(in thousands of roubles)

4. Intangible Assets (continued)

Increase in value of software is attributable to expenses on the introduction of Amdocs Billing Suite software.

For the first 6 months of 2006 the Company increased the value of software by the amount of capitalized interest totalling 91,464 (2005 – 190,324).

5. Consolidated Subsidiaries

The consolidated financial statements include the assets, liabilities and financial results of the following subsidiaries:

Subsidiary	Main activity	Ownership, %		Voting shares, %	
		30 June 2006	31 December 2005	30 June 2006	31 December 2005
CJSC Vladimir Teleservice	Communication Services	**100**	100	**100**	100
LLC Mobilcom	Communication Services	**100**	100	**100**	100
LLC Teleport Ivanovo	Communication Services	**100**	100	**100**	100
LLL Telecom Terminal	Repair and maintenance services	**100**	100	**100**	100
LLC Telecom Stroi	Construction Services	**100**	100	**100**	100
OJSC RTS	Communication Services	**100**	100	**100**	100
CJSC ATS	Communication Services	**100**	100	**100**	100
LLC Tver Telecom	Communication Services	**85**	85	**85**	85
CJSC TsentrTelecomService	Communication Services	**74.9**	74.9	**74.9**	74.9
OOO Svyaz–Service–Irga	Repair and maintenance services	**70**	70	**70**	70
LLC Vladimirskii Taksofon	Communication Services	**51**	51	**51**	51
CJSC Telecom Ryazanskoi oblasti	Communication Services	**50.9**	50.9	**50.9**	50.9
LLC Vladpage	Communication Services	**-**	75	**-**	75
LLC Operatorski Tsentr	Communication Services	**100**	100	**100**	100
LLC TeleNET	Communication Services	**100**	100	**100**	100
LLC Ortes	Communication Services	**100**	100	**100**	100
CJSC Rosnet International	Communication Services	**99**	99	**99**	99
CJSC Restel	Communication Services	**100**	100	**100**	100
LLC Rosnet Neva	Communication Services	**100**	100	**100**	100

In June 2006 investments in LLC Vladpage (75% ownership) were written-off due to its bankruptcy.

(in thousands of roubles)

6. Investments in Associates and Joint Ventures

Investments in associates at June 30, 2006 and December 31, 2005 comprised the following:

Associate	Activity	30 June 2006 Voting shares, %	30 June 2006 Carrying value	31 December 2005 Voting shares, %	31 December 2005 Carrying value
CJSC TeleRossVoronej	Communication Services	50%	**484**	50%	592
Joint venture (see Note 9)	Cellular Services	30%	**14,579**	30%	14,579
OJSC Telecommunications company Rinfotels	Communication Services	26%	**1,232**	26%	1,225
CJSC SK Kostars	Insurance Services	-	-	28%	4,277
CJSC Belgorodskaya Sotovaya Svyaz	Cellular Services	-	-	30%	-
CJSC Smolenskaya Sotovaya Svyaz	Cellular Services	-	-,	40%	-
Impairment reserve			**(484)**		(592)
Total			**15,811**		20,081

All the above companies are Russian legal entities registered in accordance with Russian legislation and have the same financial year as the Company.

Movements in investments in associates for the periods ended June 30, 2006 and December 31, 2005 are presented below:

	30 June 2006	31 December 2005
Investments in associates as of accounting date	**20,081**	**15,927**
Share of income/(loss), net of income tax and of dividends received	(101)	1,468
Reclassification	(4,277)	462
Impairment reserve recovery	108	2,224
Investments in associates as of accounting date	**15,811**	**20,081**

Disposals of associates

The following disposals of shares in associates occurred:

Associate	Activity	Gain (Loss) on disposal of associate	Disposal of share in equity on the date of transaction
CJSC Belgorodskaya Sotovaya Svyaz	Cellular Services	10,251	30%
CJSC Smolenskaya Sotovaya Svyaz	Cellular Services	11,389	40%
		21,640	

As a result of an additional share issue by Kostars SK CJSC (4,277) CenterTelecom reclassified its investments in this company from "Investments in Associates" to "Long-term investments available for sale"

(in thousands of roubles)

7. Long-term Investments

As of June 30, 2006 and December 31, 2005 the Company's investments comprised the following:

Company	30 June 2006		31 December 2005	
	Ownership interest	Carrying value	Ownership interest	Carrying value
OJSC Svyazintech	18%	20,603	18%	20,603
CJSC SK Kostars	9.3%	2,815	-	-
OJSC Bank Tulskii Promishlennik	0.8%	520	0.8%	588
OJSC Sanatorium Krugozor, Pyatigorsk	2.47%	511	2.47%	2,008
CJSC Oskoltelecom	12.41%	474	12.41%	474
OJSC AKB Svyaz-Bank	1.28%	449	1.28%	449
Other	0.01%-11%	1,341	0.01%-11%	1,499
Total investments available-for-sale		26,713		25,621

8. Long-Term Accounts Receivable and Other Assets

As of June 30, 2006 and December 31, 2005 long-term accounts receivable and other assets comprised the following:

	30 June 2006	31 December 2005
Long-term VAT receivable	117,998	199,885
Long-term loans given to employees	12,357	20,034
Other assets	369	1,627
Total	130,724	221,546

As of June 30, 2006 long-term loans given to employees are reported at amortized cost using the effective interest rate of 20% (2005 – 21%).

9. Inventories

Inventories at June 30, 2006 and December 31, 2005 comprised the following:

	30 June 2006	31 December 2005
Cable, materials and spare parts for telecommunications equipment	187,993	194,384
Construction materials, fuels and instruments	92,692	92,839
Finished goods and goods for resale	19,246	16,710
Other inventories	184,282	210,280
Provision for inventory obsolescence	(561)	(585)
Total	483,652	513,628

Provision for inventory obsolescence is recorded as other operating expenses in the consolidated statement of operations.

(in thousands of roubles)

10. Accounts Receivable, net

Accounts receivable as of June 30, 2006 and December 31, 2005 comprised the following:

	30 June 2006	31 December 2005
Trade receivables – telecommunication services	**4,406,334**	3,795,294
Trade receivables – other	**211,599**	283,191
Provision for impairment of receivables	**(2,005,436)**	(2,201,028)
Total	**2,612,497**	1,877,457

Accounts receivable for telecommunications services detailed by major customer groups were as follows:

	30 June 2006	31 December 2005
Residential customers	**912,913**	1,232,784
Corporate customers	**1,907,475**	865,213
Government customers	**212,754**	158,223
Tariff compensation from the state budget	**1,584,791**	1,822,265
Total	**4,617,933**	4,078,485

The Company invoices its governmental and corporate customers on a monthly basis. For residential customers, the Company sends monthly payment requests and substantially relies upon these customers to remit payments based on the received payment requests. All customer payments are based upon tariffs, denominated in roubles, in effect at the time the calls are made.

As of June 30, 2006 debt for tariff compensation from the state budget related to granting privileges to certain categories of subscribers amounted to 38.93% of total accounts receivable (2005 – 48.3%).

Increase in accounts receivable from corporate clients is explained by an increase in receivables from Rostelecom resulting from the introduction of a new system of interaction between Russian telecom operators as of January 1, 2006.

The following summarizes the changes in the provision for impairment of trade and other receivables:

	30 June 2006	31 December 2005
Balance as of accounting date	**(2,201,028)**	(1,993,746)
Provision for the year	**86,398**	(296,524)
Acquisition of subsidiares	**0**	(79,873)
Trade receivables write-off	**109,194**	169,115
Balance as of accounting date	**(2,005,436)**	(2,201,028)

(in thousands of roubles)

11. Other Current Assets

As of June 30, 2006 and December 31, 2005 other current assets comprised the following:

	30 June 2006	31 December 2005
VAT receivables	**520,688**	1,026,751
Deferred expenses	**258,605**	209,686
Prepayments and advance payments	**162,403**	162,375
Other prepaid taxes	**18,799**	30,226
Settlements with personnel	**17,843**	11,192
Receivables from sale of fixed assets	**13,252**	23,102
Short-term loans granted	**2,168**	11,358
Other receivables and current assets	**128,257**	81,785
Total	**1,122,015**	1,556,475

12. Cash and Cash Equivalents

As of June 30, 2006 and December 31, 2005 cash and cash equivalents comprised the following:

	30 June 2006	31 December 2005
Cash at bank and on hand	**882,059**	992,427
Short-term deposits with maturity up to three months	**0**	2,200
Total	**882,059**	994,627

13. Share Capital

The total number of outstanding shares comprises:

	Number of shares authorized (thousands)	Treasury shares (thousands)	Number of shares outstanding (thousands)	Par value	Carrying value	Treasury shares (thousands roubles)	Carrying value
As at December 31, 2004	**2,104,000**	–	**2,104,000**	**631,200**	**1,219,366**	–	**1,219,366**
Preference	525,993	–	525,993	1,577,979	1,725,020	–	1,725,020
Ordinary	1,578,007	(240)	1,577,767	4,733,301	5,175,145	(2,808)	5,172,337
As at December 31, 2005	**2,104,000**	**(240)**	**2,103,760**	**6,311,280**	**6,900,165**	**(2,808)**	**6,897,357**
Preference	525,993	-	525,993	1,577,979	1,725,020	–	1,725,020
Ordinary	1,578,007	(240)	1,577,767	4,733,301	5,175,145	(2,808)	5,172,337
As at June 30, 2006	**2,104,000**	**(240)**	**2,103,760**	**6,311,280**	**6,900,165**	**(2,808)**	**6,897,357**

All shares have a par value of 3 Roubles. The difference between the total par value and the total carrying value of share capital represents the effects of inflation accumulated through January 1, 2003.

(in thousands of roubles)

14. Borrowings

As of June 30, 2006 and December 31, 2005 borrowings comprised the following:

	Interest rate	Maturity date	30 June 2006	31 December 2005
Short-term borrowings				
Bank loans:				
Bank loans (Roubles)	11%-15%	2006	1,597,712	1,593,161
Bank loans (US Dollars)	11.4%	2006	855	1,775
Bank loans (Euro)	8%-9%	2006	78,031	75,655
Total bank loans			**1,676,598**	1,670,591
Accrued interest on bonds (Roubles)	11.9%-15.4%		**455,003**	428,769
Vendor financing:				
Vendor financing (US Dollars)	9%	2006	13	44
Vendor financing (Euro)	6%-6.5%	2006	288	501
Total vendor financing			**301**	545
Promissory notes:				
Accrued interest on promissory notes (Roubles)	9%-15.6%	2006	184,220	162,039
Accrued interest on promissory notes (US Dollars)	6%	2006	-	1,820
Total promissory notes			**184,220**	**163,589**
Total short-term borrowings			**2,316,122**	**2,263,764**
Long-term borrowings				
Bank loans:				
Bank loans (Roubles)	12%-14.5%	2006-2009	6,370,091	6,348,054
Bank loans (US Dollars)	7.5%-11.8%	2006-2007	34,959	125,594
Bank loans (Euro)	5.75%-9%	2006-2007	399,127	428,914
Total bank loans			**6,804,177**	6,902,561
Bonds (Roubles)			**7,513,815**	7,508,966
Vendor financing:				
Vendor financing (Roubles)			-	1,770
Vendor financing (US Dollars)	9%	2006-2010	26,592	25,307
Vendor financing (Euro)	6%-9%	2006-2007	53,311	89,415
Total vendor financing			**79,903**	116,492
Promissory notes (Roubles)	9.9%-18%	2006-2025	2,561,512	4,404,734
Promissory notes (US Dollars)			-	378,751
Total promissory notes			**2,561,512**	4,783,484
Restructured loans from customers - connection fees (Roubles)			80,079	83,364
Less: Current portion of long-term borrowings			**(12,271,003)**	(12,570,338)
Total long-term borrowings			**4,768,483**	**6,824,529**

The Company's borrowings are denominated in the following currencies:

	30 June 2006	31 December 2005
Russian Roubles	**18,762,432**	20,530,856
Euro	**530,757**	594,485
US dollars	**62,419**	533,290
Total	**19,355,608**	21,658,631

(in thousands of roubles)

15. Finance Lease Obligations

The Company has finance lease contracts for telecommunications equipment. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments as of June 30, 2006 and December 31, 2005 are as follows:

	30 June 2006		31 December 2005	
	Minimum lease payments	**Present value of payments**	**Minimum lease payments**	**Present value of payments**
Current portion	**1,676,576**	**1,168,924**	1,192,641	743,000
2 to 5 years	**2,432,091**	**1,975,417**	2,104,960	1,562,302
Total minimum lease payments	**4,108,667**		**3,297,601**	–
Less amounts representing finance charges	**(964,326)**		(992,299)	–
Present value of minimum lease payments	**3,144,341**	**3,144,341**	**2,305,302**	**2,305,302**

For 6 months of 2006, the effective interest rate on lease liabilities was 24.68% per annum (2005 – 27.94% per annum).

16. Accounts Payable and Accrued Expenses

As of June 30, 2006 and December 31, 2005, the Company's accounts payable, accrued expenses and advances received comprised the following:

	30 June 2006	**31 December 2005**
Trade accounts payable and accrued expenses	**1,081,971**	834,322
Salaries and wages	**920,945**	471,479
Accounts payable for capital investments	**473,749**	465,895
Advances received from subscribers	**425,619**	457,692
Other accounts payable	**176,881**	48,279
Total	**3,079,165**	2,277,667

(in thousands of roubles)

17. Taxes Payable

As of June 30, 2006 and December 31, 2005, taxes payable comprised the following:

	30 June 2006	31 December 2005
Value-added tax	**443,842**	902,858
Property tax	**170,404**	160,090
Unified social tax	**125,495**	11,058
Tax on income of individuals	**66,357**	817
Other taxes	**30,277**	24,035
Total	**836,375**	1,098,858

Included in value added tax payable is the amount of 278,233 (2005 – 571,997), which represents deferred value added tax.

18. Revenues

Revenues comprised the following:

By revenue types	For 6 months of 2006	For 6 months of 2005
Local telephone calls	**6,679,553**	5,773,440
Services for national operators	**3,324,070**	936,460
Zonal telephone calls	**1,157,989**	1,017,781
New services	**916,469**	622,378
Radio and TV broadcasting	**351,117**	339,466
Data transfer and telematic services	**245,409**	168,027
Rent of telephone channels	**159,066**	138,028
Cellular services	**125,609**	127,811
Documentary services	**23,935**	33,349
Long distance calls – domestic and calls - international	**0**	3,438,415
Other telecommunication services	**549,381**	588,556
Other revenue	**366,896**	410,601
Total	**13,899,494**	13,594,312

The Company identifies revenue by the following major customer groups:

Customer groups	For 6 months of 2006	For 6 months of 2005
Residential customers	**6,841,353**	8,026,441
Corporate customers	**6,030,648**	4,569,973
Government customers	**1,027,493**	997,898
Total	**13,899,494**	13,594,312

Increase in revenues from national telecom operators is a result of the introduction of the new system of interaction between Russian telecom operators as of January 1, 2006.

(in thousands of roubles)

19. Other Operating Expenses

The components of other expenses were as follows:

	For 6 months of 2006	For 6 months of 2005
Lease of premises	**(267,596)**	(214,695)
Fire and other security services	**(226,662)**	(213,671)
Universal service fund payments	**(119,454)**	(47,376)
Insurance	**(103,679)**	(105,967)
Agency fees	**(95,933)**	(52,072)
Non-commercial partnership expenses	**(93,312)**	(0)
Bank services fees	**(92,697)**	(113,184)
Transportation services	**(84,133)**	(96,409)
Buildings maintenance	**(57,023)**	(61,217)
Audit and consulting fees	**(47,798)**	(66,289)
Charitable contributions	**(44,886)**	(38,579)
Education expenses	**(36,973)**	(50,128)
Advertising expenses	**(34,831)**	(54,414)
Telecommunication equipment maintenance	**(31,609)**	(27,072)
Civil Defense	**(21,394)**	(16,683)
Business travel expenses and representation costs	**(17,129)**	(22,760)
Cost of sales	**(17,003)**	(23,293)
Post services	**(10,676)**	(7,778)
Fines and penalties	**(8,242)**	(3,885)
Other expenses	**(430,597)**	(395,184)
Total	**(1,841,627)**	(1,610,656)

19. Interest Expense, net

Interest expense, net, comprised the following:

	For 6 months of 2006	For 6 months of 2005
Interest income	**9,740**	1,035
Interest expense	**(1,077,467)**	(1,076,904)
Interest expense on finance leases	**(290,695)**	(272,412)
Interest expense on vendor financing	**(12,093)**	(5,766)
Total	**(1,370,515)**	(1,354,047)

NOTICE OF MATERIAL FACTS
INFORMATION ON THE EARNED AND (OR) PAID OUT INCOME ON THE ISSUER'S SECURITIES, INFORMATION ON THE DATES TO MEET THE ISSUER'S OBLIGATIONS TOWARDS HOLDERS OF ITS SECURITIES

1. General information	
1.1. Full corporate name of the issuer	*Open Joint-Stock Central Telecommunication Company*
1.2. Short corporate name of the issuer	*OJSC «CenterTelecom»*
1.3. Location of the registered office	*23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation*
1.4. State Registration Number of the issuer	*1025006174710*
1.5. INN of the issuer	*5000000970*
1.6. Unique issuer code assigned by the registration authorities	*00194-A*
1.7. Address of the Internet page used by the issuer for posting notices of material facts	*www.centertelecom.ru*
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	*Supplement to Herald of the Federal Service for Financial Markets, Izvestia*
1.9. Code of the material fact	*0600194A15092006; 0900194A15092006*

2. Contents of the notice

2.1. Type, category (class), series and other identifications of the securities: ***documentary interest-bearing non-convertible series 03 bearer bonds to be centrally kept with a custodian (hereafter – Bonds).***

2.2. State registration number of the securities issue, date of the state registration: ***4-18-00194-A, dated August 1, 2003.***

2.3. State registration authorities performing the state registration of the securities issue: ***Federal Financial Markets Service of Russia.***

2.4. The issuer's governing body which passed decision on the coupon size of the Company's issued bonds: ***Coupon rate is determined pursuant to the Decision on Securities Issue (state registration number 4-18-00194-A dated August 1, 2003), approved by the Board of Directors of OJSC «CenterTelecom» on June 18, 2003 (Minutes № 11). The sixth coupon rate on the Bonds equals the first coupon rate and amounts to 12.35% per annum.***

2.5. The date on which the decision on the coupon size of the Company's issued bonds was made: ***June 18, 2003.***

2.6. The date of compiling minutes of the authorized body meeting at which the decision on the coupon size of the Company's issued bonds was made: ***June 18, 2003.***

2.7. The essence of the issuer's obligations: ***payment of the sixth coupon yield on the Bonds, redemption of the Bonds.***

Total amount of payable interest on the Issuer's Bonds: ***2 123 160 000 rubles (Two billion one hundred twenty three million and one hundred sixty thousand rubles), including: - the sum of the coupon yield payments on the sixth coupon of the Bonds: 123 160 000 rubles (One hundred twenty three million and one hundred sixty thousand rubles);***

- the sum of the Bonds' par value redemption: 2 000 000 000 rubles (Two billion rubles).

Total amount of interest payable per Bond: ***1061.58 rubles (One thousand sixty one rubles and 58 kopecks), including:***

- coupon rate on the sixth coupon per Bond: 61.58 rubles (Sixty one ruble and 58 kopecks);

- par value per Bond to be redeemed: 1 000 rubles (One thousand rubles).

2.8. Form of effecting income payments on the issuer securities: ***cashless in the RF currency.***

2.9. Date, on which the Issuer's obligations should be met, and if the obligation is to be met by the Issuer within the specified time (time period), -the expiration date: ***September 15, 2006.***

2.10. Total amount of interest paid on the Bonds: ***2 123 160 000 rubles (Two billion one hundred twenty three million and one hundred sixty thousand rubles).***

2.11. Confirmation of obligation fulfillment or nonfulfillment (default) by the Issuer: ***the obligations on payment of the sixth coupon yield and redemption of the Bonds are met in full.***

3. Signature

3.1. General Director
OJSC «CenterTelecom» _________________ S.V. Pridantsev

Seal

3.2. Date: September 15, 2006.

Сообщение о существенных фактах
«Сведения о начисленных и (или) выплаченных доходах по ценным бумагам эмитента», «Сведения о сроках исполнения обязательств эмитента перед владельцами ценных бумаг»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	***Открытое акционерное общество «Центральная телекоммуникационная компания»***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «ЦентрТелеком»***
1.3. Место нахождения эмитента	***Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23***
1.4. ОГРН эмитента	***1025006174710***
1.5. ИНН эмитента	***5000000970***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***00194-А***
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	***www.centertelecom.ru***
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	***«Известия», «Приложение к Вестнику ФСФР»***
1.9. Коды существенных фактов	***0600194A15092006; 0900194A15092006***

2. Содержание сообщения

2.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: ***документарные процентные неконвертируемые облигации на предъявителя серии 03 с обязательным централизованным хранением (далее – Облигации).***

2.2. Государственный регистрационный номер выпуска ценных бумаг, дата государственной регистрации:
4-18-00194-А, 01 августа 2003г.

2.3. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***Федеральная комиссия по рынку ценных бумаг.***

2.4. Орган управления эмитента, принявший решение об определении размера (порядка определения размера) процента (купона) по облигациям эмитента: ***Размер купона определен в соответствии с Решением о выпуске Облигаций (государственный регистрационный номер 4-18-00194-А от 01 августа 2003г.), утвержденным Советом директоров ОАО «ЦентрТелеком» 18 июня 2003г. (протокол № 11). Процентная ставка купонного дохода по шестому купону Облигаций равна процентной ставке по первому купону и составляет 12,35% годовых.***

2.5. Дата принятия решения об определении размера (порядка определения размера) процента (купона) по облигациям эмитента: ***18 июня 2003г.***

2.6. Дата составления протокола собрания (заседания) уполномоченного органа управления эмитента, на котором принято решение об определении размера (порядка определения размера) процента (купона) по облигациям эмитента: ***18 июня 2003г.***

2.7. Содержание обязательства эмитента: ***выплата купонного дохода по шестому купону, погашение Облигаций.***

Общий размер процентов и (или) иного дохода, подлежавшего выплате по облигациям эмитента определенного выпуска (серии): ***2 123 160 000 руб. (Два миллиарда сто двадцать три миллиона сто шестьдесят тысяч рублей), в том числе:***
- сумма выплат купонного дохода по шестому купону Облигаций: 123 160 000 руб. (Сто двадцать три миллиона сто шестьдесят тысяч рублей);
- сумма погашения номинальной стоимости Облигаций: 2 000 000 000 руб. (Два миллиарда рублей).

Размер процентов и (или) иного дохода, подлежавшего выплате по одной облигации эмитента определенного выпуска (серии): ***1061,58 руб. (Одна тысяча шестьдесят один рубль 58 копеек), в том числе:***
- размер купонного дохода по шестому купону на одну Облигацию: 61,58 руб. (Шестьдесят один рубль 58 копеек);
- номинальная стоимость одной Облигации, подлежавшая погашению: 1 000 руб. (Одна тысяча рублей).

2.8. Форма выплаты доходов по ценным бумагам эмитента: ***в валюте Российской Федерации в безналичном порядке.***

2.9. Дата, в которую обязательство по выплате доходов по ценным бумагам эмитента (доходы (проценты, номинальная стоимость) по облигациям) должно быть исполнено, а в случае, если обязательство по выплате доходов по ценным бумагам должно быть исполнено эмитентом в течение определенного срока (периода времени), - дата окончания этого срока: ***15 сентября 2006г.***

2.10. Общий размер процентов и (или) иного дохода, выплаченного по облигациям эмитента определенного выпуска (серии): ***2 123 160 000 руб. (Два миллиарда сто двадцать три миллиона сто шестьдесят тысяч рублей).***

2.11. Факт исполнения обязательства или неисполнения обязательства (дефолт) эмитента: ***обязательства по выплате купонного дохода по шестому купону и погашению Облигаций исполнены в полном объеме.***

3. Подпись

3.1. Генеральный директор
ОАО «ЦентрТелеком» ______________ С.В. Приданцев

3.2. Дата «15» сентября 2006 г. М.П.

NOTICE OF MATERIAL FACT
ABOUT SECURITIES PLACEMENT END

1. General information	
1.1. Full corporate name of the issuer	*Open Joint-Stock Central Telecommunication Company*
1.2. Short corporate name of the issuer	*OJSC «CenterTelecom»*
1.3. Location of the registered office	*23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation*
1.4. State Registration Number of the issuer	*1025006174710*
1.5. INN of the issuer	*5000000970*
1.6. Unique issuer code assigned by the registration authorities	*00194-A*
1.7. Address of the Internet page used by the issuer for posting notices of material facts	*www.centertelecom.ru*
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	*No publication in periodical printing is provided for this type of information*

2. Contents of the notice

2.1. Information about the placed securities:

2.1.1. Type, category (class), series and other identifying features of the securities: ***non-convertible documentary interest bearing series 05 bearer bonds of OJSC «CenterTelecom» with compulsory centralized depositary (hereafter – Bonds).***

2.1.2. Maturity date (for the Issuer's Bonds and options):

Bonds are to be redeemed in series at the following terms:

on the 1274-th (One thousand and two hundred seventy fourth) day from the placement start each Bond is to be partially redeemed at the amount of 10% of the issue's par value,

on the 1456-th (One thousand and four hundred fifty sixth) day from the placement start each Bond is to be partially redeemed at the amount of 20% of the issue's par value,

on the 1638-th (One thousand and six hundred thirty eighth) day from the placement start each Bond is to be partially redeemed at the amount of 30% of the issue's par value,

on the 1820-th (One thousand eight hundred and twentieth) day from the placement start each Bond is to be partially redeemed at the amount of 40% of the issue's par value.

If the redemption day falls on a holiday no matter whether a public holiday or no-business day for settlement transactions, the payment of the due amount shall be effected on the first business day following the holiday. A bond owner shall not be entitled to claim interest accrued or any other compensation for such delayed payment.

The date of redemption start and the date of redemption completion of each part of the Bonds' par value should coincide.

2.1.3. State registration number of the securities issue, date of the state registration: ***4-20-00194-A, June 15, 2006.***

2.1.4. State registration authorities performing the state registration of the securities issue: ***Federal Financial Markets Service of Russia.***

2.1.5. Par value of each placed security: ***1 000 (One thousand) rubles.***

2.1.6. Placement mode: ***public subscription.***

2.2. Actual securities placement start date (the date of conclusion of the first transaction aimed at alienation of securities to the first holder): ***September 5, 2006.***

2.3. Actual securities placement end date (the date of the last receipt entry on personal account (custody account) of the first holder in the system of the issue's securities ownership rights): ***September 5, 2006.***

2.4. Number of actually placed securities: ***3 000 000 (Three million).***

2.5. Share of the actually placed securities of the total amount of the issue's securities subject to placement: ***100 %.***

2.6. Actual value (values) of the placed securities and the number of securities placed at each of the placement values: ***at the placement value 1 000 (One thousand) rubles per Bond there were placed 3 000 000 (Three million) pieces.***

2.7. Form of payment of the placed securities, and in case, if the placed securities were paid by the monetary

assets and other property (non-monetary assets), - and the number of the placed securities paid by the monetary assets, and the number of placed securities paid by other property (non-monetary assets): ***cashless in the RF currency.***

2.8. Information about transactions, where self-interest of the Issuer existed, and about the major deals concluded by the Issuer during the securities placement process, and about the fact of their approvement by the authorized management body of the Issuer of the absence of such approvement: ***No transaction, where self-interest existed, were concluded during the Bonds placement process. There were no major deals concluded during the Bonds placement process.***

3. Signature

3.1. General Director
OJSC «CenterTelecom» ____________________ S.V. Pridantsev

Seal

3.2. Date: September 5, 2006.

Сообщение
о завершении размещения эмиссионных ценных бумаг

1. Общие сведения	
1.1. Полное фирменное наименование эмитента (для некоммерческой организации – наименование)	*Открытое акционерное общество "Центральная телекоммуникационная компания"*
1.2. Сокращенное фирменное наименование эмитента	*ОАО «ЦентрТелеком»*
1.3. Место нахождения эмитента	*Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23*
1.4. ОГРН эмитента	*1025006174710*
1.5. ИНН эмитента	*5000000970*
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	*00194-А*
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	*www.centertelecom.ru*
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	*Для данного вида сообщения публикация в периодическом печатном издании не предусмотрена*

2. Содержание сообщения

2.1. Сведения о размещенных ценных бумагах:

2.1.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: ***процентные документарные неконвертируемые облигации на предъявителя серии 05 с обязательным централизованным хранением (далее - Облигации).***

2.1.2. Срок погашения (для облигаций и опционов эмитента):

Облигации погашаются последовательно частями в следующие сроки:

в 1274-й день с даты начала размещения каждая Облигация погашается частично в размере 10% от номинальной стоимости;

в 1456-й день с даты начала размещения каждая Облигация погашается частично в размере 20% от номинальной стоимости;

в 1638-й день с даты начала размещения каждая Облигация погашается частично в размере 30% от номинальной стоимости;

в 1820-й день с даты начала размещения каждая Облигация погашается частично в размере 40% от номинальной стоимости.

Если дата погашения части номинальной стоимости Облигаций приходится на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

Даты начала и даты окончания погашения каждой части номинальной стоимости Облигаций совпадают.

2.1.3. Государственный регистрационный номер выпуска ценных бумаг и дата государственной регистрации: ***4-20-00194-А, 15 июня 2006 года.***

2.1.4. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***Федеральная служба по финансовым рынкам.***

2.1.5. Номинальная стоимость каждой размещенной ценной бумаги: ***1 000 (Одна тысяча) рублей.***

2.1.6. Способ размещения ценных бумаг: ***открытая подписка.***

2.2. Дата фактического начала размещения ценных бумаг (дата совершения первой сделки, направленной на отчуждение ценных бумаг первому владельцу): ***05 сентября 2006 года.***

2.3. Дата фактического окончания размещения ценных бумаг (дата внесения последней приходной записи по лицевому счету (счету депо) первого владельца в системе учета прав на ценные бумаги выпуска): ***05 сентября 2006 года.***

2.4. Количество фактически размещенных ценных бумаг***: 3 000 000 (Три миллиона) штук.***

2.5. Доля фактически размещенных ценных бумаг от общего количества ценных бумаг выпуска,

подлежавших размещению: ***100 %.***

2.6. Фактическая цена (цены) размещения ценных бумаг и количество ценных бумаг, размещенных по каждой из цен размещения: ***по цене размещения 1 000 (Одна тысяча) рублей за Облигацию размещено 3 000 000 (Три миллиона) штук.***

2.7. Форма оплаты размещенных ценных бумаг, а в случае, если размещенные ценные бумаги оплачивались денежными средствами и иным имуществом (неденежными средствами), - также количество размещенных ценных бумаг, оплаченных денежными средствами, и количество размещенных ценных бумаг, оплаченных иным имуществом (неденежными средствами): ***денежными средствами в безналичном порядке в валюте Российской Федерации.***

2.8. Сведения о сделках, в совершении которых имелась заинтересованность эмитента, а также о крупных сделках эмитента, совершенных эмитентом в процессе размещения ценных бумаг, и о факте их одобрения уполномоченным органом управления эмитента либо отсутствии такого одобрения: ***Сделки, в совершении которых имелась заинтересованность, в процессе размещения Облигаций не совершались. Крупные сделки в процессе размещения Облигаций не совершались.***

3. Подпись		
3.1. Генеральный директор ОАО «ЦентрТелеком»	М.П.	С.В. Приданцев
3.2. Дата «05» сентября 2006г.		

NOTICE OF MATERIAL FACTS
INFORMATION ON THE EARNED AND (OR) PAID OUT INCOME ON THE ISSUER'S SECURITIES,
INFORMATION ON THE DATES TO MEET THE ISSUER'S OBLIGATIONS TOWARDS HOLDERS OF ITS SECURITIES

1. General information	
1.1. Full corporate name of the issuer	*Open Joint-Stock Central Telecommunication Company*
1.2. Short corporate name of the issuer	*OJSC «CenterTelecom»*
1.3. Location of the registered office	*23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation*
1.4. State Registration Number of the issuer	*1025006174710*
1.5. INN of the issuer	*5000000970*
1.6. Unique issuer code assigned by the registration authorities	*00194-A*
1.7. Address of the Internet page used by the issuer for posting notices of material facts	*www.centertelecom.ru*
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	*Supplement to Herald of the Federal Service for Financial Markets, Rossiyskaya Gazeta*

1.9. Codes of the material fact	*0600194A05092006, 0900194A05092006*

2. Contents of the notice

2.1. Type, category, series and other identification features of securities to be placed:
interest-bearing documentary non-convertible series 05 bearer bonds to be centrally kept with a custodian (hereafter - Bonds).

2.2. State registration number of securities issue and the date of state registration: ***4-20-00194-A dated June 15 2006.***

2.3. Registration body, which conducted state registration of securities issue: ***Federal Service for Financial Markets.***

2.4.. The issuer's governing body, which passed the decision to determine the amount (the procedure for determination of the amount) of the interest (coupon) on the Issuer's bonds: ***General Director of OJSC «CenterTelecom».***

2.5. The date on which the decision to determine the amount (the procedure for determination of the amount) of the interest (coupon) on the Issuer's bonds: ***September 5, 2006.***

2.6. The date of compiling minutes of the authorized body meeting, at which the decision to determine the amount (the procedure for determination of the amount) of the interest (coupon) on the Issuer's bonds: ***Order № 443 dated September 5, 2006.***

2.7. The total amount of the interest and (or) other revenue to be paid on the Issuer's Bonds of the definite issue (series), and the amount of the interest and (or) other revenue to be paid on one Bond of the Issuer of the definite issue (series):

The total amount of interest on the first coupon to be paid on the Bonds is 121 020 000 rubles (One hundred twenty one million and twenty thousand rubles 00 kopecks).

The amount of the interest on the first coupon to be paid on one Bond is 8.09% per annum or 40 rubles 34 kopecks.

The total amount of interest on the second coupon to be paid on the Bonds amounts to 121 020 000 rubles (One hundred twenty one million and twenty thousand rubles 00 kopecks).

The amount of the interest on the second coupon to be paid on one Bond amounts 8.09% per annum or 40 rubles 34 kopecks.

The total amount of interest on the third coupon to be paid on the Bonds amounts to 121 020 000 rubles (One hundred twenty one and twenty thousand rubles 00 kopecks).

The amount of interest on the third coupon to be paid on one Bond amounts to 8.09% per annum or 40 rubles 34 kopecks.

The total amount of interest on the forth coupon to be paid on the Bonds amounts to 121 020 000 rubles (One hundred twenty one and twenty thousand rubles 00 kopecks).
The amount of interest on the forth coupon to be paid on one Bond amounts to 8.09% per annum or 40 rubles 34 kopecks.
2.8. Form of effecting income payments on the issuer securities (cash funds, other property): ***cashless in the RF currency.***
2.9. Date, on which the issuer's obligations should be met, and if the obligation should be met by the Issuer within the specified term, - the expiration date of this term:
The date, on which the obligation to pay the first coupon on the Bonds should be met: 06.03.2007.
The date, on which the obligation to pay the second coupon on the Bonds should be met: 04.09.2007.
The date, on which the obligation to pay the third coupon on the Bonds should be met: 04.03.2008.
The date, on which the obligation to pay the forth coupon on the Bonds should be met: 02.09.2008.
If the coupon payment date falls on a holiday no matter whether a public holiday or no-business day for settlement transactions, the payment of the due amount shall be effected on the first business day following the holiday. A bond owner shall not be entitled to claim interest accrued or any other compensation for such delayed payment.
2.10. The total amount of interest and (or) other revenue to be paid on the Issuer's Bonds of the definite issue (series): ***revenue on the Bonds hasn't been paid before.***
2.11. The essence of the issuer's obligation, and for the monetary or other obligation, which might be rendered in money terms, - the amount of such obligation in money terms: ***the decision on the amount of the interest rate on the first coupon of the Bonds.***
2.12. The confirmation of fulfillment or nonfulfillment of the Issuer's obligations (default): ***obligation on decision making about the amount of the interest rate on the first coupon of the Bonds has been fulfilled.***

3. Signature

3.1. General Director
OJSC «CenterTelecom» | ______________ Seal | S.V. Pridantsev

3.2. Date: September 05, 2006.

Сообщение о существенных фактах
«Сведения о начисленных и (или) выплаченных доходах по ценным бумагам эмитента»,
«Сведения о сроках исполнения обязательств эмитента перед владельцами ценных бумаг»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента (для некоммерческой организации – наименование)	***Открытое акционерное общество "Центральная телекоммуникационная компания"***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «ЦентрТелеком»***
1.3. Место нахождения эмитента	***Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23***
1.4. ОГРН эмитента	***1025006174710***
1.5. ИНН эмитента	***5000000970***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***00194-А***
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	***www.centertelecom.ru***
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	***«Российская газета», «Приложение к Вестнику ФСФР России»***

1.9. Код (коды) существенного факта (фактов)	***0600194A05092006, 0900194A05092006***

2. Содержание сообщения
2.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: ***процентные документарные неконвертируемые облигации на предъявителя серии 05 с обязательным централизованным хранением (далее - Облигации).***
2.2. Государственный регистрационный номер выпуска ценных бумаг, дата государственной регистрации: ***4-20-00194-А, 15 июня 2006 года.***
2.3. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***Федеральная служба по финансовым рынкам.***
2.4. Орган управления эмитента, принявший решение об определении размера (порядка определения размера) процента (купона) по облигациям эмитента: ***Генеральный директор ОАО «ЦентрТелеком».***
2.5. Дата принятия решения об определении размера (порядка определения размера) процента (купона) по облигациям эмитента: ***05 сентября 2006 года.***
2.6. Дата составления протокола собрания (заседания) уполномоченного органа управления эмитента, на котором принято решение об определении размера (порядка определения размера) процента (купона) по облигациям эмитента: ***Приказ № 443 от 05 сентября 2006 года.***
2.7. Общий размер процентов и (или) иного дохода, подлежащего выплате по облигациям эмитента определенного выпуска (серии), и размер процентов и (или) иного дохода, подлежащего выплате по одной облигации эмитента определенного выпуска (серии): ***Общий размер дохода по первому купону, подлежащего выплате по Облигациям, составляет 121 020 000 руб. (Сто двадцать один миллион двадцать тысяч рублей 00 копеек).*** ***Размер дохода по первому купону, подлежащего выплате по одной Облигации, составляет 8,09% годовых или 40 рублей 34 копейки.*** ***Общий размер дохода по второму купону, подлежащего выплате по Облигациям, составляет 121 020 000 руб. (Сто двадцать один миллион двадцать тысяч рублей 00 копеек).*** ***Размер дохода по второму купону, подлежащего выплате по одной Облигации, составляет 8,09% годовых или 40 рублей 34 копейки.*** ***Общий размер дохода по третьему купону, подлежащего выплате по Облигациям, составляет 121 020 000 руб. (Сто двадцать один миллион двадцать тысяч рублей 00 копеек).*** ***Размер дохода по третьему купону, подлежащего выплате по одной Облигации, составляет 8,09%***

годовых или 40 рублей 34 копейки.

Общий размер дохода по четвертому купону, подлежащего выплате по Облигациям, составляет 121 020 000 руб. (Сто двадцать один миллион двадцать тысяч рублей 00 копеек).

Размер дохода по четвертому купону, подлежащего выплате по одной Облигации, составляет 8,09% годовых или 40 рублей 34 копейки.

2.8. Форма выплаты доходов по ценным бумагам эмитента (денежные средства, иное имущество): ***денежными средствами в валюте Российской Федерации в безналичном порядке.***

2.9. Дата, в которую обязательство по выплате доходов по ценным бумагам эмитента (доходы (проценты, номинальная стоимость) по облигациям) должно быть исполнено, а в случае, если обязательство по выплате доходов по ценным бумагам должно быть исполнено эмитентом в течение определенного срока (периода времени), – дата окончания этого срока:

Дата, в которую обязательство по выплате первого купона по Облигациям должно быть исполнено: 06.03.2007.

Дата, в которую обязательство по выплате второго купона по Облигациям должно быть исполнено: 04.09.2007.

Дата, в которую обязательство по выплате третьего купона по Облигациям должно быть исполнено: 04.03.2008.

Дата, в которую обязательство по выплате четвертого купона по Облигациям должно быть исполнено: 02.09.2008.

Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

2.10. Общий размер процентов и (или) иного дохода, выплаченного по облигациям эмитента определенного выпуска (серии): ***доход по Облигациям ранее не выплачивался.***

2.11. Содержание обязательства эмитента, а для денежного обязательства или иного обязательства, которое может быть выражено в денежном выражении, - также размер такого обязательства в денежном выражении: ***принятие решения о величине процентной ставки по первому купону Облигаций.***

2.12. Факт исполнения обязательства или неисполнения обязательства (дефолт) эмитента: ***обязательство по принятию решения о величине процентной ставки по первому купону Облигаций исполнено.***

3. Подпись		
3.1. Генеральный директор ОАО «ЦентрТелеком»		С.В. Приданцев
3.2. Дата «05» сентября 2006г.		

NOTICE OF EVENTS THAT MAY SIGNIFICANTLY AFFECT PRICE OF SECURITIES OF THE ISSUER

1. General information	
1.1. Full corporate name of the issuer	***Open Joint-Stock Central Telecommunication Company***
1.2. Short corporate name of the issuer	***OJSC «CenterTelecom»***
1.3. Location of the registered office	***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation***
1.4. State Registration Number of the issuer	***1025006174710***
1.5. INN of the issuer	***5000000970***
1.6. Unique issuer code assigned by the registration authorities	***00194-A***
1.7. Address of the Internet page used by the issuer for posting notices of material facts	***www.centertelecom.ru***
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	***No publication in periodical printing is provided for this type of information***

2. Contents of the notice

About the inclusion of the Issuer's securities in the list of securities admitted to trade by the organizer of trade in the securities market

2.1. Full corporate name of the trade organizer in the securities market: ***Closed Joint-Stock Company «MICEX Stock Exchange».***
2.2. Type and category of Joint-Stock Company's securities included in the list of securities admitted to trade by the trade organizer in the securities market: ***interest-bearing documentary non-convertible series 05 bearer bonds of OJSC «CenterTelecom» to be centrally kept with a custodian were included in the List of Securities admitted to trade in CJSC «MICEX» in section «Securities admitted to placement».***
2.3. If the securities of Joint-Stock Company are admitted to trade conducted by the trade organizer during the placement process, - the number of Joint-Stock Company's securities being placed: ***3 000 000 (Three million) pieces.***
2.4. Date, on which Joint-Stock Company received the notice of the trade organizer in the securities market about the decision to include the Joint-Stock Company's securities in the list of securities admitted to trade by the trade organizer in the securities market: ***September 15, 2006.***

3. Signature

3.1. General Director
OJSC «CenterTelecom» ______________________ S.V. Pridantsev

Seal

3.2. Date: September 15, 2006.

Сообщение о сведениях, которые могут оказать существенное влияние на стоимость ценных бумаг акционерного общества

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	***Открытое акционерное общество "Центральная телекоммуникационная компания"***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «ЦентрТелеком»***
1.3. Место нахождения эмитента	***Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23***
1.4. ОГРН эмитента	***1025006174710***
1.5. ИНН эмитента	***5000000970***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***00194-А***
1.7. Адрес страницы в сети «Интернет», используемой эмитентом для раскрытия информации	***www.centertelecom.ru***
1.8. Название периодического печатного издания, используемого эмитентом для опубликования информации	***Для данного вида сообщений публикация в периодическом печатном издании не предусмотрена***

2.Содержание сообщения

О включении ценных бумаг акционерного общества в список ценных бумаг, допущенных к торгам организатором торговли на рынке ценных бумаг

2.1. Полное фирменное наименование организатора торговли на рынке ценных бумаг: ***Закрытое акционерное общество «Фондовая биржа ММВБ».***

2.2. Вид, категория, тип ценных бумаг акционерного общества, включенных в список ценных бумаг, допущенных к торгам организатором торговли на рынке ценных бумаг: ***процентные документарные неконвертируемые облигации ОАО «ЦентрТелеком» на предъявителя серии 05 с обязательным централизованным хранением включены в Список ценных бумаг, допущенных к торгам в ЗАО «ФБ ММВБ» в раздел «Ценные бумаги, допущенные к размещению».***

2.3. В случае, если к торгам, проводимым организатором торговли на рынке ценных бумаг, допускаются ценные бумаги акционерного общества в процессе их размещения, - количество размещаемых ценных бумаг акционерного общества: ***3 000 000 (Три миллиона) штук.***

2.4. Дата получения акционерным обществом соответствующего уведомления организатора торговли на рынке ценных бумаг о принятии решения о допуске ценных бумаг акционерного общества в список ценных бумаг, допущенных к торгам организатором торговли на рынке ценных бумаг***: 15.09.2006.***

3. Подпись

3.1. Генеральный директор ОАО «ЦентрТелеком»	______________	С.В. Приданцев
3.2. Дата «15» сентября 2006г.	М.П.	